                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required] For the fiscal year ended December 31, 1994.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required] For the transition period from _______________ to_______________.

Commission File Number 1-4914



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         TIMES MIRROR SAVINGS PLUS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            THE TIMES MIRROR COMPANY
              Times Mirror Square, Los Angeles, California  90053

                                  INTRODUCTION

The Times Mirror Company, a Delaware corporation, has established the Times Mirror Savings Plus Plan (the "Plan"). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Financial Statements: These documents are listed in the Index to Financial Statements.

         (b)     Exhibits:

                 (A)      Consent of Ernst & Young LLP, Independent Auditors.

                         INDEX TO FINANCIAL STATEMENTS


         Report of Independent Auditors . . . . . . . . . . . . . . . . .     5
         Statements of Net Assets Available for Benefits. . . . . . . . .     6
         Statements of Changes in Net Assets Available for Benefits . . .     8
         Notes to Financial Statements  . . . . . . . . . . . . . . . . .    10


         Supplemental Schedules

         Assets Held for Investment . . . . . . . . . . . . . . . . . . .    17
         Reportable Transactions  . . . . . . . . . . . . . . . . . . . .    18

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, The Times Mirror Company as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 1994 to be signed on its behalf by the undersigned thereunto duly authorized.



                                             Times Mirror Savings Plus Plan
                                             ------------------------------
                                                     (Name of Plan)

                                             THE TIMES MIRROR COMPANY



DATE:  June 30, 1995
                                             By __________________________
                                                    Stuart K. Coppens
                                                    Controller and Chief
                                                    Accounting Officer

                         REPORT OF INDEPENDENT AUDITORS


Retirement Plan Committee
Times Mirror Savings Plus Plan


We have audited the accompanying statements of net assets available for benefits of the Times Mirror Savings Plus Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information and supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California
June 15, 1995

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1994

(Thousands of dollars)


                                                                          Company
                                                   Income      Equity      Stock      Balanced     Global
                                       Total        Fund        Fund        Fund        Fund        Fund
                                     --------     --------    -------     -------     --------     ------
ASSETS

Investments at fair value--
Note C:
  Times Mirror Company
    Series A Common Stock            $ 85,660                            $ 85,660
  Times Mirror Company
    Series C Common Stock               9,720                               9,720
  Investment Company of
    America                           107,783                 $107,783
  American Express Trust
    Income Fund I                       23,869     $ 23,869
  American Balanced
    Fund, Inc.                         42,403                                         $42,403
  New Perspective Fund, Inc.           50,078                                                     $50,078
  Bank of America Money
    Market Fund for Tax
    Exempt Trusts                       8,717        6,258         411      1,369         289         390
                                     --------     --------    --------    -------     -------     -------
                                      328,230       30,127     108,194     96,749      42,692      50,468

Guaranteed Investment
  Contracts--Note D                    73,354       73,354
                                     --------     --------    --------    -------     -------     -------
                                      401,584      103,481     108,194     96,749      42,692      50,468
Receivables:
  Contributions from
    participants                          187           43          56         32          26          30
  Contributions from The
    Times Mirror Company                   74           17          22         13          10          12
  Interest and dividends                    4            1           1          2
  Participant reallocations                             78          25        (26)        (28)        (49)
                                     --------     --------    --------    -------     -------     -------
    Total Assets                      401,849      103,620     108,298     96,770      42,700      50,461

LIABILITIES

Investment management fees
  payable                                  46           46
                                     --------     --------    --------    -------     -------     -------
    Total Liabilities                      46           46
                                     --------     --------    --------    -------     -------     -------

    NET ASSETS AVAILABLE
      FOR BENEFITS                   $401,803     $103,574    $108,298    $96,770     $42,700     $50,461
                                     ========     ========    ========    =======     =======     =======

See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 1993

(Thousands of dollars)

                                                                                    Company
                                                          Income       Equity        Stock      Balanced      Global
                                              Total        Fund         Fund         Fund         Fund         Fund
                                            --------     --------     --------     --------     --------     -------
 ASSETS

 Investments at fair value--
   Note C:
     Times Mirror Company
       Series A Common Stock                $ 95,146                               $ 95,146
     Times Mirror Company
       Series C Common Stock                  12,426                                 12,426
     Investment Company of
       America                               101,503                  $101,503
     American Express Trust
       Income Fund I                          33,806     $ 33,806
     American Balanced
       Fund, Inc.                             37,111                                             $37,111
     New Perspective Fund, Inc.               29,585                                                         $29,585
     Bank of America Money
       Market Fund for Tax
       Exempt Trusts                           5,994        1,373        1,396        2,397          461         367
                                            --------     --------     --------     --------      -------     -------
                                             315,571       35,179      102,899      109,969       37,572      29,952

 Guaranteed Investment
   Contracts--Note D                          69,426       69,426
                                            --------     --------     --------     --------      -------     -------
                                             384,997      104,605      102,899      109,969       37,572      29,952
 Receivables:
   Contributions from
     participants                                330           85          103           67           42          33
   Contributions from The
     Times Mirror Company                        129           33           40           26           17          13
   Interest and dividends                          4            2            1            1
   Participant reallocations                                 (357)          75          (69)         146         205
                                            --------     --------     --------     --------      -------     -------
     Total Assets                            385,460      104,368      103,118      109,994       37,777      30,203

 LIABILITIES

 Investment management fees
   payable                                        32           32
                                            --------     --------     --------     --------      -------     -------
     Total Liabilities                            32           32
                                            --------     --------     --------     --------      -------     -------

     NET ASSETS AVAILABLE
       FOR BENEFITS                         $385,428     $104,336     $103,118     $109,994      $37,777     $30,203
                                            ========     ========     ========     ========      =======     =======



See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1994

(Thousands of dollars)

                                                                                    Company
                                                          Income       Equity        Stock      Balanced      Global
                                              Total        Fund         Fund         Fund         Fund         Fund
                                            --------     --------     --------     --------     ---------    --------
 ADDITIONS

   Investment Income:
     Interest and dividends                 $ 15,562     $  6,891     $  2,728     $  3,361      $ 1,887     $   695
     Realized gain on sale of
       investments--Note C                     6,813           72        3,601          378           85       2,677
   Expenses:
     Investment management fees                 (202)        (202)
                                            --------     --------     --------     --------      -------     -------
       Net Investment Income                  22,173        6,761        6,329        3,739        1,972       3,372

   Contributions from
     participants                             42,252        9,326       12,882        6,782        6,522       6,740
   Contributions from The
     Times Mirror Company                     16,805        3,846        5,071        2,840        2,441       2,607
   Rollovers from participants                 1,029          208          333           49          163         276
                                            --------     --------     --------     --------      -------     -------
                                              82,259       20,141       24,615       13,410       11,098      12,995
DEDUCTIONS

   Distributions to
     participants                            (43,439)     (14,283)     (10,195)     (11,033)      (4,440)     (3,488)
   Transfer of assets--Note F                 (5,638)      (1,438)      (1,750)      (1,337)        (541)       (572)

Change in net unrealized
   depreciation in fair value
   of investments--Note C                    (16,807)        (119)      (6,253)      (6,328)      (1,836)     (2,271)
Reallocations by participants                              (5,063)      (1,237)      (7,936)         642      13,594
                                            --------     --------     --------     --------      -------     -------
     NET INCREASE (DECREASE)                  16,375         (762)       5,180      (13,224)       4,923      20,258

Net assets available for
   benefits at beginning
   of year                                   385,428      104,336      103,118      109,994       37,777      30,203
                                            --------     --------     --------     --------      -------     -------
     NET ASSETS AVAILABLE FOR
       BENEFITS AT END OF YEAR              $401,803     $103,574     $108,298     $ 96,770      $42,700     $50,461
                                            ========     ========     ========     ========      =======     =======

See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1993

(Thousands of dollars)

                                                                                   Company
                                                          Income       Equity       Stock       Balanced     Global
                                              Total        Fund         Fund        Fund          Fund        Fund
                                            --------     --------     --------     --------     --------     -------
 ADDITIONS

   Investment Income:
     Interest and dividends                 $ 11,128     $  7,216     $     50     $  3,824      $    23     $    15
     Realized gain (loss) on
       sale of investments--
       Note C                                  9,641                     6,229         (262)       2,662       1,012

   Expenses:
     Investment management fees                 (181)        (176)          (2)                       (2)         (1)
                                            --------     --------     --------     --------      -------     -------
       Net Investment Income                  20,588        7,040        6,277        3,562        2,683       1,026

   Contributions from
     participants                             43,556       11,249       13,596        9,623        5,052       4,036
   Contributions from The
     Times Mirror Company                     17,744        4,627        5,484        3,770        2,179       1,684
   Rollovers from participants                 1,004          197          308           78          254         167
                                            --------     --------     --------     --------      -------     -------
                                              82,892       23,113       25,665       17,033       10,168       6,913
 DEDUCTIONS

   Distributions to
     participants                            (45,094)     (13,004)     (11,415)     (14,856)      (3,713)     (2,106)

 Change in net unrealized
   appreciation in fair value
   of investments--Note C                     15,436                     4,140        6,821          286       4,189
 Reallocations by participants                             (2,447)       1,975      (13,330)       9,269       4,533
                                            --------     --------     --------     --------      -------     -------
     NET INCREASE (DECREASE)                  53,234        7,662       20,365       (4,332)      16,010      13,529

 Net assets available for
   benefits at beginning
   of year                                   332,194       96,674       82,753      114,326       21,767      16,674
                                            --------     --------     --------     --------      -------     -------
     NET ASSETS AVAILABLE FOR
       BENEFITS AT END OF YEAR              $385,428     $104,336     $103,118     $109,994      $37,777     $30,203
                                            ========     ========     ========     ========      =======     =======


See notes to financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994

NOTE A - ACCOUNTING POLICIES

Valuation of Assets: Investments are stated at fair value. The fair value of the shares of common stock and of the participation units owned by the Times Mirror Savings Plus Plan (the Plan) in the common trust funds is based on the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific identification method.

Guaranteed investment contracts (GICs) are stated at contract value which includes amounts invested (net of withdrawals) plus reinvested earnings. The fair value of the GICs is estimated at approximately $78 million on December 31, 1994. Fair value was determined by taking the contract value at scheduled maturity date and calculating the net present value based on the average maturity. The discount rate used in the present value calculation was from an index of GIC rates of approximately the same maturity.

Income Recognition: Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses: Investment management fees, brokerage commissions and other fees and expenses charged by outside investment managers are deducted from investment returns received by participants. All other expenses associated with the operation and administration of the Plan are borne by participating companies.

Reclassifications: Certain amounts in the 1993 financial statements have been reclassified to conform to the 1994 presentation.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a 401(k) cash or deferred defined contribution plan. Employees of The Times Mirror Company (the Company) and its subsidiaries which have been approved for participation in the Plan are generally eligible to participate if they are at least 21 years of age and have one year of eligibility service. At December 31, 1994 and 1993, approximately 13,300 and 13,600 employees, respectively, were participating in the Plan.

Eligible employees may defer from 1% to 6% of basic compensation on a before-tax basis. This basic deferral is 50% matched by the participating company. Most participants may also defer supplemental amounts from 1% to 6% of basic compensation on a before-tax basis, for a total before-tax deferral of up to 12%. Higher-paid participants are restricted to a maximum 2% supplemental deferral. Participants may elect to contribute an additional 1% to 12% of basic compensation on an after-tax basis. Higher-paid participants may not contribute on an after-tax basis. Any combination of before-tax and after-tax savings may be used, however, the total savings cannot exceed 13% of basic compensation. Supplemental before-tax deferrals and after-tax contributions are not matched by the participating company. The Tax Reform Act of 1986 limits before-tax deferrals by participants to $9,240 in 1994 and $8,994 in 1993. This limit is adjusted periodically for increases in the cost

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1994


NOTE B - DESCRIPTION OF THE PLAN (continued)

of living. Effective with 1995, the dollar limit will be rounded down to the nearest $500 multiple, but will not drop below the 1994 level. Participants may change their deferral and/or contribution elections up to twice each year, or may terminate them at any time. Participant deferrals and contributions and Company matching contributions are invested as directed by the individual participant in any or all of the investment funds, in 10% increments, to total 100%. Deferrals and contributions of participants who do not make investment elections are invested 100% in the Income Fund. Changes to investment elections and reallocations among investment funds may be made once each month.

The investment funds are:

     Income Fund: invests in guaranteed investment contracts (fixed-income contracts guaranteed by insurance companies) and units of a collective fund consisting primarily of guaranteed investment contracts;

     Equity Fund: invests primarily in shares of a fund which ordinarily invests principally in common stocks of U.S. companies but may also hold securities convertible into common stocks, straight debt securities, U.S. Government securities, nonconvertible preferred stocks or non-U.S. common stocks and securities;

     Company Stock Fund:  invests primarily in Times Mirror Company Series A
       Common Stock;

     Balanced Fund: invests in shares of a fund comprised of a broadly diversified list of securities, including common stocks, preferred stocks, straight debt securities, U.S. Government securities or non-U.S. common stocks and securities;

     Global Fund: invests in shares of a fund comprised of a diversified portfolio primarily of common stocks of both U.S. and non-U.S. companies but may also include securities convertible into common stocks, straight debt securities, government securities or nonconvertible preferred stocks, all of which may be denominated in U.S. dollars or other currencies.

Cash and short-term marketable securities may be held in any or all of these funds pending investment, and/or to facilitate distributions and reallocations.

For years prior to January 1, 1987, a tax incentive payroll stock ownership contribution (PAYSOP) was made by participating companies for employees who were actively deferring before-tax monies into the Plan and were still employed at the end of the applicable year. The Tax Reform Act of 1986 (the Act) repealed the 1/2% tax credit for PAYSOP's effective January 1, 1987, accordingly, PAYSOP contributions have not been made for any year subsequent to December 31, 1986. PAYSOP Fund assets and activity are combined with the Company Stock Fund for financial statement disclosure and are principally invested in Times Mirror Company Series A and Series C common stock. Net assets of the PAYSOP Fund were $3,704,000 and $4,039,000 at December 31, 1994 and 1993, respectively.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1994


NOTE B - DESCRIPTION OF THE PLAN (continued)

Participants are 100% vested in their before-tax and after-tax account balances at all times. A participant is 100% vested in the Company matching account at the earliest of: 3 years of vesting service; age 65; termination due to total and permanent disability; or death. Forfeited Company matching amounts remain in the Plan and are used by participating companies to offset future required matching contributions. Participants are 100% vested in their PAYSOP accounts.

Distributions of vested account balances are made to participants following termination of employment, attainment of age 70-1/2 or to the designated beneficiary following a participant's death. Distributions ordinarily are made in cash or a combination of cash and Times Mirror Company common stock, at the election of the participant or the beneficiary.

Participants may make withdrawals from certain account balances up to twice per calendar year or more frequently in the event of financial hardship. Under the Act, withdrawals before age 59-1/2 are generally subject to a 10% federal penalty, payable by the participant, in addition to any other taxes which the participant may owe on the withdrawal. Hardship withdrawals may be made in limited circumstances, as provided for under the Act and 401(k) regulations.

Although it has not expressed any intent to do so, the Company has the right to make changes in the Plan, including but not limited to, discontinuing its matching contributions at any time or terminating the Plan subject to provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants become 100% vested in their accounts.

Amounts due to participants who have withdrawn from the Plan are $6,134,000 and $8,683,000 at December 31, 1994 and 1993, respectively, and are reported as benefit claims payable on the Plan's Form 5500 filed with the Internal Revenue Service.

NOTE C - INVESTMENTS

The Plan's investments are held by Bank of America, the Plan's Trustee.

During 1994 the name of the IDS Trust Company Collective Income Fund investment changed to American Express Trust Income Fund I. There was no change to the underlying investments.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1994


NOTE C - INVESTMENTS (continued)

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows (in thousands):

                                                                  December 31
                                                           --------------------------
                                                             1994              1993
                                                           -------            -------
 American Express Trust Income Fund I                      $   (47)
 Investment Company of America                              (2,652)           $10,369
 Times Mirror Company Common Stock
   Series A                                                 (5,244)             6,000
   Series C                                                   (706)               559
 American Balanced Fund, Inc.                               (1,751)             2,948
 New Perspective Fund, Inc.                                    406              5,201
                                                           -------            -------
                                                           $(9,994)           $25,077
                                                           =======            =======


Shares of Series A and Series C Common Stock are identical, except with respect to voting rights, restrictions on transfer of Series C shares, and the right to convert Series C shares into shares of Series A Common Stock. The Series C shares are subject to mandatory conversion into Series A shares upon transfer to any person other than a "Permitted Transferee" as defined in the Company's Certificate of Incorporation or upon the occurrence of certain regulatory events.

Because Series C Common Stock is not traded but is convertible into Series A Common Stock, the market value of both Series A and Series C Common Stock is the December 31 per share price of Times Mirror Company Common Stock.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows (in thousands):

                                                                  December 31
                                                           ---------------------------
                                                             1994               1993
                                                           --------           --------

 American Express Trust Income Fund I
 (638,624 and 960,811 units)                               $ 23,869           $ 33,806

 Investment Company of America
 (6,099,757 and 5,422,177 shares)                           107,783            101,503

 Times Mirror Company Series A Common Stock
 (2,730,202 and 2,850,825 shares)                            85,660             95,146

 American Balanced Fund, Inc.
 (3,533,559 and 2,952,309 shares)                            42,403             37,111

 New Perspective Fund, Inc.
 (3,484,884 and 1,971,051 shares)                            50,078             29,585

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1994


NOTE C - INVESTMENTS (continued)

Dividend income on Times Mirror Company Series A Common Stock amounted to $2,944,000 in 1994 and $3,280,000 in 1993. Dividend income on Times Mirror Company Series C Common Stock amounted to $361,000 in 1994 and $465,000 in 1993.


NOTE D - CONTRACTS WITH INSURANCE COMPANIES

The Plan has contracts with various insurance companies. Certain restrictions exist such that penalties may result from termination of the contracts or early withdrawal of assets by the Plan.

The book value of insurance contracts with Confederation Life Insurance Company (Confederation) was $7.4 million as of December 31, 1994. In mid-1994, the assets of Confederation were seized by government regulators. Although it cannot be determined how much will eventually be realized on the Confederation insurance contracts, the Company expects to reimburse the Plan for any difference between the book value of the contracts and the actual amount realized by the Plan. As a result, the contracts are stated at book value in the Statement of Net Assets Available for Benefits.


NOTE E - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (the Code) and the underlying trust is, therefore, not subject to tax under section 501(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. In December 1994, as a result of changes required by the Tax Reform Act of 1986 and subsequent legislation, the Company submitted its plan for a new determination letter. The Company is not aware of any course of action or series of events that have occurred which would cause the plan to become disqualified in operation.


NOTE F - TRANSFER AND PENDING TRANSFER OF ASSETS

KDFW-TV, KTBC-TV, KTVI-TV and WVTM-TV were sold to Argyle Television Holdings, Inc. (Argyle) and plan assets held in accounts for participants at these companies were transferred in May 1994 to Northern Trust Bank of Texas as trustee of Argyle's 401(k) plan.

In connection with the merger of the Company's cable businesses with Cox Communications, Inc. (Cox) on February 1, 1995, certain participant account balances are expected to be transferred to the Cox Communications Savings Plus Plan in the near future. It is estimated that, as of December 31, 1994, the fair market value of assets expected to be transferred is approximately $15 to $20 million.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1994


NOTE G - FUTURE ACCOUNTING REQUIREMENTS

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) requires that certain investment contracts purchased after December 15, 1993 be recorded at fair value beginning on January 1, 1995. Certain contracts purchased before that date must be recorded at fair value beginning January 1, 1996. The change from contract value to fair value is recognized as a cumulative effect of a change in accounting principle. SOP 94-4 does not apply to fully benefit responsive investment contracts. As of December 31, 1994, over 80 percent of the Plan's investment contracts were fully benefit responsive. All of the non-benefit responsive investment contracts held at year end 1994 were purchased prior to December 15, 1993. As a result, there is no cumulative effect of a change in accounting principle for 1995 and the Company does not anticipate that the cumulative effect of a change in accounting principle will be significant in 1996, based on the contracts currently held by the Plan and their fair values as of December 31, 1994.


NOTE H - SUBSEQUENT EVENTS

On February 1, 1995, the Company completed the merger of its cable television operations with Cox Communications, Inc. (Cox) and other related transactions. As a result of these transactions, participants with investments in Times Mirror common stock as of February 1, 1995 received .615289 shares of Cox Class A common stock for each share of Times Mirror Series A and Series C common stock. In addition, each share of Times Mirror stock was exchanged for a like kind share of stock in a newly formed company, New TMC Inc., which was subsequently renamed The Times Mirror Company. Shares of Times Mirror continue to be held in the Company Stock Fund. The Cox common stock will be held in the Cox Communications Stock Fund and participants can retain their Cox shares or may reallocate their investment into any of the other available investment funds, other than the Series B Preferred Stock Fund. Participants will not be allowed to make new investments in the Cox Communications Stock Fund. As of March 31, 1995, the Plan had received 1,875,906 shares of Cox Class A common stock. On June 15, 1995, the per share market values of Cox Class A common stock and Times Mirror common stock were $18.50 and $23.00, respectively. On an equivalent share basis, the combined equivalent value of .615289 shares of Cox Class A common stock and 1 share of Times Mirror common stock on June 15, 1995 was $34.38, which exceeds the $31.375 per share fair market value for Times Mirror common stock as reported in the Statement of Net Assets Available for Benefits as of December 31, 1994.

In connection with the merger and related transactions, beginning in June 1995 and continuing for a period of three years, the Company has agreed to pay an annual dividend to common shareholders of no less than 24 cents per share, subject to the fiduciary duties of its board of directors. Thereafter, the payment of dividends on common stock will depend on future earnings, capital requirements, financial condition and other factors.

TIMES MIRROR SAVINGS PLUS PLAN

December 31, 1994


NOTE H - SUBSEQUENT EVENTS (continued)

On March 16, 1995, the Company completed an offer to exchange Times Mirror common stock for a new series of preferred stock. The Series B preferred stock has an annual dividend rate of $1.374 per share and is entitled to cumulative dividends effective March 1, 1995. In addition, Series B preferred stock will automatically convert into Times Mirror Series A common stock on March 31, 1998, or earlier in certain circumstances, if not previously redeemed by the
Company.   Early redemptions of Series B preferred stock can occur at any time when the Times Mirror common stock price rises to $28.52685. The redemption price is payable in shares of Times Mirror Series A common stock. The Series B preferred stock will be held in the Series B Preferred Stock Fund and participants can retain their Series B preferred shares or may reallocate their investment into any of the other available investment funds, other than the Cox Communications Stock Fund. Participants will not be allowed to make new investments in the Series B Preferred Stock Fund. As of March 31, 1995, the Plan had received 250,985 shares of Series B preferred stock. On June 15, 1995, the per share market value of the Series B preferred stock was $22.875.

TIMES MIRROR SAVINGS PLUS PLAN

ASSETS HELD FOR INVESTMENT

December 31, 1994

(Thousands of dollars)

                                                     Principal
                                                     Amount or
                                                     Number of                         Fair
            Identity of Issue                      Shares/Units        Cost**        Value**
 ----------------------------------------          ------------       --------      --------
 Bank of America Money Market
   Fund for Tax Exempt Trusts                       8,717,884         $  8,717      $  8,717
 American Express Trust
   Income Fund I                                      638,624           24,036        23,869
 Investment Company of America                      6,099,757          105,233       107,783
 Times Mirror Company*
   Series A Common Stock                            2,730,202           85,228        85,660
 Times Mirror Company*
   Series C Common Stock                              309,813            9,384         9,720
 American Balanced Fund, Inc.                       3,533,559           43,156        42,403
 New Perspective Fund, Inc.                         3,484,884           47,834        50,078
 Guaranteed Investment Contracts:
   Allstate Life Insurance, 5.85%                                        3,253         3,253
   Canada Life Insurance, 5.65%                                          3,155         3,155
   CNA Life Insurance, 6.96%                                             4,243         4,243
   Commonwealth Life Insurance, 6.42%                                    3,143         3,143
   Commonwealth Life Insurance, 7.45%                                    3,153         3,153
   Confederation Life Insurance, 8.38% (a)                               3,165         3,165
   Confederation Life Insurance, 9.21% (a)                               2,079         2,079
   Confederation Life Insurance, 9.43% (a)                               2,122         2,122
   John Hancock Mutual Life, 6.48%                                       6,379         6,379
   Life of Virginia, 6.82%                                               6,202         6,202
   Life of Virginia, 7.33%                                               3,109         3,109
   Life of Virginia, 8.99%                                               2,034         2,034
   Lincoln National Pension Life, 9.01%                                  2,053         2,053
   New York Life Insurance, 7.25%                                        3,105         3,105
   Ohio National Life Insurance, 8.52%                                   4,108         4,108
   Ohio National Life Insurance, 8.60%                                   2,172         2,172
   Protective Life Insurance Co., 5.33%                                  2,032         2,032
   Protective Life Insurance Co., 5.85%                                  3,131         3,131
   Protective Life Insurance Co., 6.18%                                  3,155         3,155
   Provident Life & Accident
    Insurance, 6.76%                                                     4,100         4,100
   Provident Life & Accident
    Insurance, 7.33%                                                     4,030         4,030
   Prudential Life Insurance, 6.75%                                      3,431         3,431
                                                                      --------      --------
                                                                      $396,942      $401,584
                                                                      ========      ========



  *Indicates party-in-interest to the Plan.
 **Guaranteed investment contracts are stated at contract value.
(a)See Note D to the financial statements.

TIMES MIRROR SAVINGS PLUS PLAN

REPORTABLE TRANSACTIONS

Year Ended December 31, 1994

(Thousands of dollars)

                                                                                  Cost of
                                                                                   Assets          Net
     Description of Assets                            Purchases      Sales          Sold           Gain
 -----------------------------                        ---------     -------       -------          ----
 Category (iii)--Series of transactions in excess of 5% of plan assets
 ---------------------------------------------------------------------

 Bank of America Money Market
   Fund for Tax Exempt Trusts                          $87,560      $84,837       $84,837

 New Perspective Fund, Inc.
   Mutual Fund                                          20,873          380           335          45





There were no category (i), (ii) or (iv) reportable transactions during 1994.